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August 24, 2016

Valerie J. Lithotomos, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4041

Re: Registration No. 333-212689
N-14 Reorganization of the AR Capital BDC Income Fund into the Shelton BDC Income Fund and the Reorganization of the AR Capital Global Real Estate Income Fund and the AR Capital Real Estate Income Fund into the Shelton Real Estate Income Fund

Dear Ms. Lithotomos:

On behalf of the Registrant, set forth below is our response to each of your comments received on August 24, 2016. We have also included a redlined copy of the N-14 reflecting all changes made since the initial filing, as requested. We would appreciate receiving any additional comments from the Staff as quickly as possible.

Comment 1: A separate proposal for shareholder approval is required for approval the interim advisory agreement and the Reorganization. Explain how you comply with regulation 15(a)-4.

Response: The Acquired Funds board approved the interim agreement effective for 150 days. The Board of the Acquiring Funds approved the investment management agreement, as well as other relevant agreements, and subsequently it was approved by the sole shareholder.

Comment 2: Confirm how the Reorganization complies with Section 15(f) of the 1940 Act.

Response: The terms of the Reorganization between the Acquired Funds and the Acquiring Funds will comply with the requirements of Section 15(f). The Advisor of the Acquiring Funds is not paying any compensation to the Advisor of the Acquired Funds.

Comment 3: Move the statement concerning the remote possibility of shareholder liability under a Massachusetts business trust closer to the front of the document.

Response: The statement, “Under a Massachusetts business trust there is a remote possibility that in certain circumstances shareholders of one series could be held personally liable for the obligations of a different series” will also appear close to the beginning of the Combined Proxy Statement and Prospectus following the proposals.

TANDY STATEMENT
The Company respectfully advises the Staff that the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 415-625-4911.

Sincerely,
/s/ Teresa Axelson
Teresa Axelson
Chief Compliance Officer